Exhibit 2.01

Disclosure of Payments by Resource Extraction Issuer

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals:

Project: Haynesville Shale, Louisiana • Royalties – $386,935.76
The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, for all projects made to each government:	See above for amount of payments; all payments were made to the U.S. federal government as specified below.
The total amounts of the payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD:	See above.
The currency used to make the payments:	U.S. dollars
The fiscal year in which the payments were made:	December 31, 2023
The business segment of the resource extraction issuer that made the payments:	Upstream segment
The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located:	Bureau of Land Management, U.S. Department of the Interior in the United States of America
The project of the resource extraction issuer to which the payments relate:	Haynesville Shale, Louisiana
The particular resource that is the subject of commercial development:	Natural gas and oil
The method of extraction used in the project:	Wells
The major subnational political jurisdiction of the project:	Louisiana